EXHIBIT 21.1

	SUBSIDIARIES OF THE COMPANY


                                                 State or
		                                            Jurisdiction of
		                                            Incorporation or
         		                                      Organization	    % Owned

(1)	Jefferson Smurfit Corporation (U.S.)         	Delaware         	100%
(2)	Smurfit Newsprint Corporation	                Delaware	         100%
(3)	Packaging Unlimited, Inc.	                    Delaware	         100%
(4)	JSC International Sales, Inc.                	Barbados         	100%
(5)	CCA de Baja California, S.A. de C.V.	         Mexico D.F.	      100%
(6)	Jefferson Smurfit Finance Corporation	        Delaware         	100%
(7)	Groveton Paper Board, Inc.                   	New Hampshire     	62.94%